Exhibit 21.01
Subsidiaries of Glu Mobile Inc.

Name Under Which
	Jurisdiction of	Subsidiary Conducts
Name of Subsidiary	Incorporation	Business

Glu Mobile Limited	Hong Kong	Glu Mobile Limited
Glu Mobile GmbH	Germany	Glu Mobile GmbH
Glu Mobile Brasil Ltda	Brazil	Glu Mobile Brasil Ltda
Glu Mobile Limited	United Kingdom	Glu Mobile Limited
iFone Frace S.A.R.L.	France	iFone France S.A.R.L.
iFone Holdings Limited	United Kingdom	iFone Holdings Limited
Friendly Giants Limited	United Kingdom	Friendly Giants Limited
iFone.co.uk Limited	United Kingdom	iFone.co.uk Limited
iFone Limited	United Kingdom	iFone Limited
HiFone Limited	United Kingdom	HiFone Limited
Sorrent Europe Ltd.	United Kingdom	Sorrent Europe Ltd.